Filed by Social Capital Hedosophia Holdings Corp. V

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: Social Finance, Inc.

Commission File No. 001-39606

Social Capital Hedosophia (NYSE: IPOE) Recommends Shareholders Vote in Favor of the Proposed Business Combination with SoFi

•	Extraordinary general meeting of IPOE shareholders to approve proposed business combination with SoFi to be held on May 27, 2021 at 12 p.m. ET
•	Shareholders as of the close of business on April 29, 2021 should vote their shares, no matter how many shares they own
•	For assistance voting your shares, please visit voteIPOE.com or contact Morrow Sodali LLC, Social Capital Hedosophia Holdings Corp. V’s proxy solicitor, toll-free at +1.800.460.1014, or send a message to IPOE.info@investor.morrowsodali.com

PALO ALTO, Calif. — May 20, 2021 – Social Capital Hedosophia Holdings Corp. V (“SCH” or the “Company”) (NYSE: IPOE), a publicly traded special purpose acquisition company, recommends its shareholders vote in favor of the Company’s proposed business combination with Social Finance, Inc. (“SoFi”), a leading next-generation financial services platform, and the related proposals described in the Company’s definitive proxy statement dated May 7, 2021 (the “Proxy Statement”), at SCH’s extraordinary general meeting (the “extraordinary general meeting”). The extraordinary general meeting will be held at 12 p.m. Eastern Time on May 27, 2021, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at 525 University Ave, Palo Alto, CA 94301, or virtually via live webcast at https://www.cstproxy.com/socialcapitalhedosophiaholdingsv/sm2021, as further described in the Proxy Statement. Shareholders will be permitted to attend the extraordinary general meeting in person only to the extent consistent with, or permitted by, applicable law and directives of public health authorities, and we strongly urge you to attend the extraordinary general meeting virtually.

IPOE shareholders as of April 29, 2021, the record date for the extraordinary general meeting (the “record date”), are entitled to vote their shares either in person or by proxy card to ensure that their shares will be represented at the extraordinary general meeting.

Every shareholder’s vote is important, regardless of the number of shares held. As such, all shareholders as of the record date are encouraged to vote as soon as possible.

Voting is easy and free:

•	Vote Online (Highly Recommended): Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or emailed) to you. You will need your voting control number, which is included on the Voting Instruction Form to vote online.

•	Vote by Telephone: Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or emailed) to you. You will need your voting control number, which is included on the Voting Instruction Form to vote via automated telephone service.

•	Additionally, you can also vote by Mail: Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or emailed) to you. You will need your voting control number, which is included on the Voting Instruction Form mailed (or emailed) to you in order to vote by mail.

Be sure to:

○	Mark, sign and date your Voting Instruction Form;
○	Fold and return your Voting Instruction Form in the postage-paid envelope provided; and
○	Return your Voting Instruction Form prior to the date of the extraordinary general meeting.

Additional information is available at voteIPOE.com

YOUR VOTING CONTROL NUMBER IS FOUND ON YOUR VOTING INSTRUCTION FORM. If you did not receive or misplaced your Voting Instruction Form, contact your bank, broker or other nominee for a replacement or to obtain your control number in order to vote. A bank, broker or other nominee is a person or firm that acts as an intermediary between an investor and the stock exchange, who can help you vote your shares.

IPOE Shareholder FAQ

How do I vote my shares?

If your shares were held in “street name” (meaning you purchased through a broker, bank or other nominee) as of the close of business on April 29, 2021, contact them immediately to obtain your control number and instructions to vote via the internet, by telephone or by mail.

Can I still vote if I no longer own my shares?

Yes, if you owned shares as of the close of business on April 29, 2021, the record date for the extraordinary general meeting, and unless you grant a proxy to the transferee, you can still vote your shares even if you no longer own them.

Can I vote if I bought my shares AFTER the record date of April 29, 2021?

No, you can only vote shares you held as of April 29, 2021. You cannot vote any shares you may have bought after April 29, 2021.

Can I vote if I own only a small quantity of shares?

Yes, shareholders of all sizes are encouraged to vote. If you owned shares as of the close of business on April 29, 2021, the record date for the extraordinary general meeting, you are eligible to vote your shares – no matter how many you own.

Where can I find my voting control number?

Your voting control number is the number provided in large bold text on your Voting Instruction Form that was mailed (or emailed) to you with your proxy materials. If your shares are held by a bank, broker or other nominee, and you cannot locate your control number, you will need to contact them to obtain your control number.

What is the deadline for casting my vote?

All shareholder votes must be cast as soon as possible before May 27, 2021.

How do I attend the extraordinary general meeting on May 27, 2021 at 12 p.m. ET?

The extraordinary general meeting will be held at the offices of Skadden, Arps, Slate, Meagher & Flom LLP at 525 University Ave, Palo Alto, CA 94301 and virtually via live webcast at https://www.cstproxy.com/socialcapitalhedosophiaholdingsv/sm2021. Please follow the instructions in the Proxy Statement for how to register to attend the extraordinary general meeting.

We strongly urge you to attend the extraordinary general meeting virtually.

What happens to my shares of IPOE if the transaction is approved and completed?

Your shares in IPOE will immediately convert to shares in the merged entity, which will trade under the stock ticker “SOFI”.

What if I have other questions?

If you need assistance with voting your shares, please call Morrow Sodali LLC, SCH’s proxy solicitor, toll-free at +1.800.460.1014, or email them at IPOE.info@investor.morrowsodali.com.

About Social Capital Hedosophia V

Social Capital Hedosophia V is a partnership between the investment firms of Social Capital and Hedosophia. Social Capital Hedosophia Holdings unites technologists, entrepreneurs and technology-oriented investors around a shared vision of identifying and investing in innovative and agile technology companies. To learn more about Social Capital Hedosophia, visit www.socialcapitalhedosophiaholdings.com.

About SoFi

SoFi helps people achieve financial independence to realize their ambitions. Our products for borrowing, saving, spending, investing and protecting give our over 1.8 million members fast access to tools to get their money right. SoFi membership comes with the key essentials for getting ahead, including career advisors and connection to a thriving community of like-minded, ambitious people. SoFi is also the naming rights partner of SoFi Stadium, home of the Los Angeles Chargers and the Los Angeles Rams. For more information, visit www.sofi.com or download our iOS and Android apps.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between Social Capital Hedosophia Holdings Corp. V ("SCH") and Social Finance, Inc. ("SoFi"). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Business Combination, SCH filed a registration statement on Form S-4, as amended (the “Form S-4”), with the U.S. Securities and Exchange Commission (the “SEC”). The Form S-4 includes a document that serves as a prospectus and proxy statement of SCH, referred to as a proxy statement/prospectus, that is both the proxy statement/prospectus which has been distributed to SCH’s shareholders in connection with SCH’s solicitation of proxies for the vote by SCH’s shareholders with respect to the proposed transaction as described in the Form S-4 as well as the prospectus relating to the offer of the securities to be issued to SCH's security holders in connection with SCH's proposed domestication as a Delaware corporation in connection with the Business Combination as described in the Form S-4. SCH also will file other documents regarding the Business Combination with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the Form S-4 and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about the proposed transaction. SCH has mailed a definitive proxy statement/prospectus and other relevant documents to its shareholders of record as of April 29, 2021, the record date established for the extraordinary general meeting of stockholders relating to the Business Combination.

Investors and security holders may obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH’s website at: http://www.socialcapitalhedosophiaholdings.com/docse.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between SoFi and SCH. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCH’s securities, (ii) the risk that the transaction may not be completed by SCH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCH, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of January 7, 2021, as amended on March 16, 2021 (as it may be further amended, the “Merger Agreement”) by the shareholders of SCH, the satisfaction of the minimum trust account amount following redemptions by SCH’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on SoFi’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of SoFi and potential difficulties in SoFi employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against SoFi or against SCH related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of SCH’s securities on a national securities exchange, (xi) the price of SCH’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCH plans to operate or SoFi operates, variations in operating performance across competitors, changes in laws and regulations affecting SCH’s or SoFi’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCH’s Annual Report on Form 10-K, as amended, the Form S-4 discussed above and other documents filed by SCH from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SoFi and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SoFi nor SCH gives any assurance that either SoFi or SCH, or the combined company, will achieve its expectations.

Contacts

SoFi:

SoFi Investor Relations

Investors

ir@sofi.org

Media
Rachel Rosenzweig
SoFi
rrosenzweig@sofi.org
+1.847.421.2093

Social Capital Hedosophia Holdings Corp. V:

Media
Sara Evans / Kerry Golds
Finsbury Glover Hering
sara.evans@fgh.com / kerry.golds@fgh.com
+1.917.344.9279 / +1.646.957.2279

Jonathan Gasthalter / Carissa Felger
Gasthalter & Co.
SCH@gasthalter.com
+1.212.257.4170